UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                           (Amendment No. Two)*


                           Daniel Green Company
                             (Name of Issuer)


                               Common Stock
                      (Title of Class of Securities)

                                 392775102
                              (CUSIP Number)

                             James R. Riedman
                                 President
                            Riedman Corporation
                              45 East Avenue
                        Rochester, New York   14604
                               (716) 232-4424
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  July 29, 1997
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                   (Continued on the following page(s))
                             Page 1 of 6 Pages

CUSIP No. 392775102                                         Page 2 of 6 Pages

___________________________________________________________________________
(1)       NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Riedman Corporation
          16-0807638
___________________________________________________________________________
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions)

                                             (a)  /X/
                                             (b)  / /
___________________________________________________________________________
(3)   SEC USE ONLY

___________________________________________________________________________
(4)   SOURCE OF FUNDS

      WC
___________________________________________________________________________
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                              / /

___________________________________________________________________________
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
___________________________________________________________________________
                          (7)      SOLE VOTING POWER
                                   501,355 (includes currently exercisable
                                   option to purchase 25,000 shares of
                                   Common Stock)
                          ________________________________________________
NUMBER OF SHARES          (8)      SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON     ________________________________________________
WITH                      (9)      SOLE DISPOSITIVE POWER
                                   501,355 (See Item 7 above)
                          ________________________________________________
                          (10)     SHARED DISPOSITIVE POWER
___________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      501,355 (See Item 7 above)
___________________________________________________________________________
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                              / /
_________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      32.62%
__________________________________________________________________________
(14)  TYPE OF REPORTING PERSON (See Instructions)
      CO

CUSIP No. 392775102                                         Page 3 of 6 Pages

___________________________________________________________________________
(1)   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      James R. Riedman
      ###-##-####
___________________________________________________________________________
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                             (a)  /X/
                                             (b)  / /
___________________________________________________________________________
(3)   SEC USE ONLY

___________________________________________________________________________
(4)   SOURCE OF FUNDS
      PF
___________________________________________________________________________
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                              / /
___________________________________________________________________________
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
___________________________________________________________________________
                          (7)      SOLE VOTING POWER

                                   16,200
                          ________________________________________________
NUMBER OF SHARES          (8)      SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON     ________________________________________________
WITH                      (9)      SOLE DISPOSITIVE POWER

                                   16,200
                          ________________________________________________
                          (10)     SHARED DISPOSITIVE POWER

___________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      16,200
___________________________________________________________________________
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                              / /
___________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.07%
___________________________________________________________________________
(14)  TYPE OF REPORTING PERSON (See Instructions)
      IN
___________________________________________________________________________

CUSIP No. 392775102                                         Page 4 of 6 Pages

Item 1.  Security and Issuer.

      This Schedule relates to shares of the Common Stock, par value $2.50 per share ("Common Stock") of Daniel Green Company (the "Issuer"). The Issuer's principal executive office is located at One Main Street, Dolgeville, New York 13329.

Item 2.  Identity and Background.

      This statement is submitted by Riedman Corporation, a corporation organized under the laws of the State of New York. Riedman Corporation's principal business is insurance brokerage and its principal business and office address is 45 East Avenue, Rochester, New York 14604. Riedman Corporation has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Listed below are the names, business addresses and occupational information for: (a) each executive officer and director of Riedman Corporation, (b) each person controlling Riedman Corporation, and (c) each executive officer and director of any corporation or other person ultimately in control of Riedman Corporation. To the best of the knowledge of Riedman Corporation, each of the following individuals has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      John R. Riedman
      45 East Avenue
      Rochester, New York  14604
      Chairman, Chief Executive Officer, Treasurer, Director and
      Controlling Person of Riedman Corporation, whose principal business and address is set forth above.

      James R. Riedman
      45 East Avenue
      Rochester, New York  14604
      President and Director of Riedman Corporation, whose principal business and address is set forth above.

      Janet H. Ruff
      45 East Avenue
      Rochester, New York  14604
      Secretary and Director of Riedman Corporation, whose principal business and address is set forth above.

CUSIP No. 392775102                               Page 5 of 6 Pages

      Geoffrey Weaver
      45 East Avenue
      Rochester, New York  14604
      Chief Financial Officer of Riedman Corporation, whose principal business and address is set forth above.

      This statement is also submitted by James R. Riedman, the required information for whom is set forth above.

 Item 3.  Source and Amount of Funds or Other Consideration

     This Amendment No. Two to Schedule 13D is filed to reflect the grant to Riedman Corporation of a currently exercisable Stock Purchase Option to purchase 25,000 shares of the Common Stock of the Issuer at a purchase price of $4.75 per share (the "Option"). The Option was granted on July 29, 1997 and has no expiration date.

      Previous acquisitions by Riedman Corporation and James Riedman are as follows:
     (a) Between October, 1992 and August, 1993, Riedman Corporation purchased an aggregate of 33,000 shares of Common Stock at prices ranging from $3.75 to $5.50 per share for an aggregate consideration of $154,893.
     (b) On June 26, 1996, Riedman Corporation purchased an additional 475,000 newly-issued shares of Common Stock for $3.16 per share for an aggregate consideration of $1,500,000. Riedman Corporation immediately resold 31,645 of such shares to Warren J. Reardon, III, the President of the Issuer, for $3.16 per share for an aggregate consideration of $100,000.
     (c) James R. Riedman purchased 1,000 shares of Common Stock in October, 1992 for $3.75 per share for an aggregate consideration of $3,750.
     (d) James R. Riedman purchased 7,500 shares of Common Stock on November 26, 1996 for $3.25 per shares for an aggregate consideration of $24,375.
     (e) In May, 1993, John Riedman gifted 1,000 shares of Common Stock to two of James R. Riedman's minor children.
     (f) On November 4, 1996 John Riedman purchased 5,700 shares of Common Stock for $3.25 per share for an aggregate consideration of $18,525 and immediately gifted such shares to three of James R. Riedman's minor children. All shares of James R. Riedman's minor children are registered in his name as custodian under the Uniform Gifts to Minors Act.

     The source of funds for Riedman Corporation's purchases was working capital, and the sources of funds for James R. Riedman's and John Riedman's purchases were their personal funds.

Item 4. Purpose of the Transaction

     The Option was granted to Riedman Corporation as consideration for Riedman Corporation's loan to the Issuer in the principal amount of $1,000,000.

Item 5.  Interest in Securities of the Issuer

      (a)  Riedman Corporation beneficially owns 501,355 shares of Common
Stock (which includes the currently exercisable Option to purchase 25,000 shares of Common Stock), representing 32.62% of the issued and outstanding shares of Common Stock. James R. Riedman beneficially owns 16,200 shares of Common Stock, representing 1.07% of the issued and outstanding shares of Common Stock.


CUSIP No. 392775102                                         Page 6 of 6 Pages



      (b) Riedman Corporation has the sole power to vote and sole power to dispose of 501,355 shares of Common Stock, and James R. Riedman has the sole power to vote and sole power to dispose of 16,200 shares of Common Stock.

      (c) See Item 3 for a description of all transactions in the Common Stock within the last 60 days.

      (d)  None.

      (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          None.

Item 7.  Material to Be Filed as Exhibits

          Exhibit 99-1 - Stock Purchase Option.
          Exhibit 99-2 - Joint Filing Agreement.




                                    Signature

      After reasonable inquiry and to the best of the undersigned's knowledge and belief the undersigned certify that the information set forth in this statement is true, complete and correct.

August 11, 1997                    RIEDMAN CORPORATION


                                   By:/s/ James R. Riedman
                                      ---------------------------
                                      James R. Riedman, President


August 11, 1997                      /s/ James R. Riedman
                                    -----------------------------
                                            James R. Riedman